Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction
ironSource Ltd.	Israel
ironSource Mobile Ltd.	Israel
Unity International Holdings LLC	United States
Unity Technologies ApS	Denmark
Unity Technologies SF	United States